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Exhibit 12.1

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS

	FY 1999	FY 2000	FY 2001	FY 2002	FY 2003	YTD FY 2004 through 6/30/04
Fixed charges:
Interest expensed and capitalized	$—	$—	$—	$—	$—	$—
Amortized premiums, discounts and capitalized expenses related to indebtedness	$—	$—	$—	$—	$—	$—
Estimate of interest within rental expense—from continuing operations*	86,285	67,269	52,244	35,633	4,729	3,787
Preference security dividend requirements of consolidated subsidiaries (pre-tax earnings requirement)

Total—combined fixed charges and preference dividends	$86,285	$67,269	$52,244	$35,633	$4,729	$3,787

Earnings:
Pre-tax income from continuing operations before adjustments for minority interests in consolidated subsidiaries or income or loss from equity investments	(4,442,218)	(3,805,768)	(3,803,823)	(1,706,272)	742,105	(2,284,388)
		NOTE 1
Fixed Charges*	86,285	67,269	52,244	35,633	4,729	3,787
Amortization of Capitalized Interest	—	—	—	—	—	—
Distributed Income of equity investees	—	—	—	—	—	—
Share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges	—	—	—	—	—	—

Subtotal	(4,355,933)	(3,738,499)	(3,751,579)	(1,670,639)	746,834	(2,280,601)
Deduct:
Interest capitalized	—	—	—	—	—	—
Preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—	—
Minority interest in pre-tax income of subsidiaries that have not incurred fixed charges		—	—	—	—	—

Total Earnings	$(4,355,933)	$(3,738,499)	$(3,751,579)	$(1,670,639)	$746,834	$(2,280,601)

Ratio of earnings to combined fixed charges and preference dividends	(50.5)	(55.6)	(71.8)	(46.9)	157.9	(602.2)
Deficiency	$4,442,218	$3,805,768	$3,803,823	$1,706,272	N/A	$2,284,388

*
represents estimated interest associated with certain facility, equipment and vehicle leases (at an assumed rate of 20% of total rent expense for facility and equipment leases).

NOTE 1: FY 2000 pre-tax income excludes a $7,457,717 loss associated with a cumulative effect of an accounting change.

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  Exhibit 12.1